UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: May 2024

Commission file number: 001-36578

ENLIVEX THERAPEUTICS LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

As previously reported, on May 27, 2024, Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with a single institutional investor (the “Investor”) in connection with the issuance and sale by the Company in a registered direct offering (the “Offering”) of (i) 2,060,000 of the Company’s ordinary shares, par value NIS 0.40 per share (the “Ordinary Shares”), (ii) pre-funded warrants to purchase up to 1,511,429 Ordinary Shares (the “Pre-Funded Warrants”), (iii) Series A warrants to purchase up to 3,571,429 Ordinary Shares (the “Series A Warrants”) and (iv) Series B warrants to purchase up to 3,571,429 Ordinary Shares (the “Series B Warrants” and, together with the Series A Warrants, the “Investor Warrants”), at a combined purchase price of (a) $1.40 per Ordinary Share and the associated Investor Warrants, each to purchase one Ordinary Share, and (b) $1.399 per Pre-Funded Warrant and the associated Investor Warrants, each to purchase one Ordinary Share, pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-264561) and a related base prospectus, together with the related prospectus supplement, dated as of May 27, 2024 (such registration statement, prospectus and prospectus supplement, collectively, the “Registration Statement”), filed with the Securities and Exchange Commission.

Each Investor Warrant has an exercise price of $1.40 per Ordinary Share and is immediately exercisable. The Series A Warrants expire upon the earlier of 18 months following the issuance date and 60 days following the Company’s public announcement of positive topline results from the ENX-CL-05-001 trial of AllocetraTM for the treatment of moderate-to-severe knee osteoarthritis. The Series B warrants expire upon the earlier of five and one-half years following the issuance date and 60 days following the Company’s public announcement of its filing with the U.S. Food and Drug Administration (the “FDA”) for approval for AllocetraTM’s osteoarthritis related indication. Each Pre-Funded Warrant has an exercise price of $0.001 per Ordinary Share, is immediately exercisable and may be exercised at any time and has no expiration date. The Investor Warrants and the Pre-Funded Warrants are subject to customary adjustments; however, no such warrants contain any “ratchet” or other financial antidilution provisions. None of the Investor Warrants may be exercised if the aggregate number of Ordinary Shares beneficially owned by the holder thereof would exceed 4.99% immediately after exercise thereof, subject to increase to 9.99% at the option of the holder. None of the Pre-Funded Warrants may be exercised if the aggregate number of Ordinary Shares beneficially owned by the holder thereof would exceed 9.99% immediately after exercise thereof.

H.C. Wainwright & Co. (“Wainwright”) acted as placement agent in connection with Offering, and in consideration therefor the Company agreed to register and issue to Wainwright warrants (the “Placement Agent Warrants”, and together with the Investor Warrants and the Pre-Funded Warrants, the “Warrants”) to purchase up to 250,000 Ordinary Shares pursuant to the Registration Statement. The Placement Agent Warrants comprise Series A Warrants to purchase 125,000 Ordinary Shares and Series B Warrants to purchase 125,000 Ordinary Shares, containing the same terms as the Investor Warrants, except that they are exercisable at a price of $1.75 per Ordinary Share, and the Series B Warrants will expire upon the earlier of five years following the commencement of the sale of the securities offered in the Offering and 60 days following the Company’s public announcement of its filing with the FDA for approval for AllocetraTM’s osteoarthritis related indication. In addition, the Company agreed to pay Wainwright an aggregate cash fee equal to 7.0% of the gross proceeds raised in the Offering, a management fee equal to 1.0% of the gross proceeds raised in the Offering, $25,000 for non-accountable expenses, up to $50,000 for reasonable and documented fees and expenses of legal counsel and other out-of-pocket expenses, and $15,950 for clearing fees.

The closing of the Offering occurred on May 29, 2024, and the Company issued a press release in connection therewith, which is attached hereto as Exhibit 99.1.

The net proceeds from the Offering were approximately $4.5 million after deducting Wainwright’s fees and other estimated expenses relating to the Offering. The Company intends to use the net proceeds from the Offering for working capital and other general corporate purposes.

The Securities Purchase Agreement includes customary representations, warranties and covenants by the Company and the Investor. Additionally, the Company has agreed to provide the Investor with customary indemnification under the Securities Purchase Agreement.

The foregoing description of the Securities Purchase Agreement, the Series A Warrants, the Series B Warrants, the Pre-Funded Warrants, and the Placement Agent Warrants is only a summary and is qualified in its entirety by reference to the complete text of the form of Securities Purchase Agreement, the form of Series A Warrant, the form of Series B Warrant, the form of Pre-Funded Warrant and the forms of Placement Agent Warrants, copies of which are attached as Exhibit 1.1. Exhibit 4.1, Exhibit 4.2, Exhibit 4.3, Exhibit 4.4 and Exhibit 4.5, respectively, to this Report on Form 6-K and are incorporated by reference herein, and such description and exhibits are incorporated by reference into the Company’s registration statements on Forms S-8 and F-3 (File No. 333-256799, File No. 333-232413, File No. 333-232009, File No. 333-252926 and File No. 333-264561) filed with the Securities and Exchange Commission.

Copies of the opinion of Fischer (FBC & Co.) regarding the validity of the Ordinary Shares issued in the Offering, including Ordinary Shares issuable upon exercise of the Warrants, and the opinion of Greenberg Traurig, LLP regarding the validity of the Warrants are filed as Exhibit 5.1 and Exhibit 5.2, respectively, to this Report on Form 6-K and are incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-264561) filed with the Securities and Exchange Commission.

Neither this Report on Form 6-K, nor the exhibits attached hereto, is an offer to sell or the solicitation of an offer to buy the securities described herein or therein.

Exhibit Number	Description
1.1	Securities Purchase Agreement
4.1	Form of Series A Warrant
4.2	Form of Series B Warrant
4.3	Form of Pre-funded Warrant
4.4	Form of Series A Placement Agent Warrant
4.5	Form of Series B Placement Agent Warrant
5.1	Opinion of Fischer (FBC & Co.)
5.2	Opinion of Greenberg Traurig, LLP
23.1	Consent of Fischer (FBC & Co.) (set forth in Exhibit 5.1)
23.2	Consent of Greenberg Traurig, LLP (set forth in Exhibit 5.2)
99.1	Press Release issued by Enlivex Therapeutics Ltd. on May 29, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Therapeutics Ltd.
(Registrant)

By:	/s/ Oren Hershkovitz
Name: Title:	Oren Hershkovitz Chief Executive Officer

Date: May 29, 2024

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